VIA EDGAR

January 5, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Robert S. Littlepage, Accounting Branch Chief Robert Shapiro, Staff Accountant Ajay Koduri, Attorney-Advisor Celeste Murphy, Legal Branch Chief Larry Spirgel, Assistant Director

Re:	Clixster Mobile Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed July 16, 2014 Form 8-K Filed November 4, 2013 File No. 000-50431

Dear Sirs,

We refer to your letter dated December 4, 2014 which we received on December 31, 2014.

We hereby request for a one month extension to respond to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Clixster Mobile Group Inc.’s (the “Company”) Form 10-K Fiscal Year Ended December 31, 2013 filed on July 16, 2014 and Form 8-K filed on November 4, 2013.

Should the Staff have any other questions regarding the foregoing, please do not hesitate to contact us by fax at +603 2726 2640 or by email to our Company Secretary, Mohd Suhaimi Rozali, at suhaimi@clixster.net

Sincerely,

/s/ Noor Azlan Khamis

________________________

Noor Azlan Khamis

Chief Executive Officer, President

and Executive Director

Clixster Mobile Group Inc.